SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001 -70
NIRE 29300006939
PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON SEPTEMBER 26, 2005

1. DATE AND TIME: 09.26.2005, at 10:30 PM. 2. LOCATION: At the Company’s headquarters, located at Rua Eteno, 1561, Camaçari Petrochemical Complex, CEP 42.810 -000, City of Camaçari, Satate of Bahia. 3. NOTICE OF CONVOCATION: Notice of Convocation published pursuant to Articles 124 and 289 of Law No. 6,404/76, in the newspaper "Diário Oficial do Estado da Bahia", on August 17, 18 and 19, 2005, in the newspaper "A Tarde", on August 17, 18 and 19, 2005, and pursuant to CVM Instruction No. 207/94 for broader circulation in the newspapers "Gazeta Mercantil" on August 17, 18 and 19/20/21, 2005. 4. ATTENDANCE: Shareholders representing more than 88% of the voting capital, as evidenced by signatures contained in the Shareholder Attendance Book, as well as Mr. Eduardo Bulgarelli, Human Resources Manager, that was also present to give to the shareholders any clarifications regarding the subject of the sole item on the agenda. 5. MEETING BOARD: Chairman: Felipe Berliner, and Secretary: Ana Patrícia Soares Nogueira, chosen in accordance with Article 17 of the Bylaws. 6. ITEM ON THE AGENDA: Analysis and approval of Braskem Long Term Incentive Plan. 7. DELIBERATION: 7.1.) LONG TERM INCENTIVE PLAN – a) After the clarifications presented by Mr. Eduardo Bulgarelli, the sole item on the agenda was discussed and put to vote, being approved the “Long Term Incentive Plan – Braskem S.A.”, pursuant to the draft presented, which has been previously approved by the Board of Directors of the Company, at the meeting held on August 02, 2005, and that was made available for the shareholders since August 30, 2005, which final version was, in this act, initialed by the President and the Secretary of the Meeting and filed at the Company’s headquarters, being registered the recommendations of the shareholders Petrobras Química S.A. – Petroquisa, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI and Fundação Petrobras de Seguridade Social – PETROS; made on separated, which will be addressed as required; 8. CLOSING: Having no further subjects on the agenda, the Extraordinary General Shareholders’ Meeting was adjourned, and this resolution drafted, read, discussed and signed by all those present, comprising the quorum necessary for the validity of the deliberations in this meeting. Then, as decided by the same shareholders, the Secretary of the meeting was authorized to take out the necessary certifications. Camaçari/BA, September 26, 2005. [Signatures: (a) Meeting Board: Felipe Berliner – President; Ana Patrícia Soares Nogueira – Secretary; (b) Shareholders: Nordeste Química S.A. – Norquisa (rep’d by Felipe Berliner); ODBPAR Investimentos S.A. (rep’d by Felipe Berliner); Odebrecht S.A. (rep’d by Felipe Berliner); Petrobras Química S.A. – Petroquisa (rep’d by Roberto Keller Thompson Mello); Fundação Petrobras de Seguridade Social – PETROS (rep’d by Renato de Mello Gomes dos Santos); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (rep’d by Jademir de Andrade Câmara)].

Confer with the original version contained in the official records.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno 1561, Polo Petroquímico de Camaçari, CEP 42810-000 Tel.(71) 632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas nº 309, 13º andar - CEP 20.071 -003 - Tel. (21) 2516-1515 Fax (21) 2253-4345
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, Turma A, s. 301, CEP.41.820 -021 - Tel. (71) 342-3088 - Fax (71) 342-3698
São Paulo/SP – Av. das Nações Unidas, 4.777, Alto de Pinheiros, CEP. 05.477 -000 – Tel (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer